UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010 .

Commission File Number 000-53879

COUGAR OIL AND GAS CANADA INC.
(Translation of registrant’s name into English)

833 4 th Avenue S.W., Suite 1120 Calgary, Alberta T2P 3T5 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                    .

Election of Directors; Appointment of Certain Officers

On September 10, 2010, the Board of Directors (the “Board”) of Cougar Oil and Gas Canada Inc. (“Cougar Canada”) reached agreement with and appointed Mr. Paul Galachiuk as an independent director to the Board, to take effect immediately.

Mr. Galachiuk is currently President of Bow Engineering Ltd in Calgary, Alberta, Canada and has been involved in the oil refining and oil sands industry for over 28 years. He served in various roles with Suncor Energy since 1982.  Most recently, he was Vice President, Growth Planning and Development of Suncor Energy, Inc, from 2004 to 2009. This role provided direction for the key growth initiatives and sustaining projects with respect to the Suncor Energy Oil Sands facility in Fort McMurray, Alberta. Areas of responsibility included technical scope and process development, strategy charting, planning and major project economics. He serves on two other boards including the Climate Change and Emissions Management Corporation and the Alberta Innovates - Energy and Environment Solutions. He is a registered Professional Engineer in the Province of Alberta with APEGGA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
COUGAR OIL AND GAS CANADA INC.

Date:	September 14, 2010	By: /s/ William S. Tighe
Name: William S. Tighe
Title: Chairman of the Board